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EXHIBIT 12

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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
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                                                March 29      January 1      Three months
                                                through        through          ended
                                               March 31,      March 28,       March 31,
(In millions)                                     2003           2003            2002
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                                              (Successor)   (Predecessor)   (Predecessor)
Net income                                       $ 9.7         $  245.7        $  491.0
Income taxes                                       5.0            181.8           254.5
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Income before income taxes                        14.7            427.5           745.5
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Fixed charges:
   Interest expense (1)                           14.6            898.1           937.2
   Interest portion of rentals (2)                 0.6             18.2            16.4
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Total fixed charges                               15.2            916.3           953.6
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Total earnings as defined                        $29.9         $1,343.8        $1,699.1
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Ratio of earnings to fixed charges (4)            1.97             1.47            1.78

Preferred stock dividends (3)                    $ 1.1         $   32.3        $   12.9

Ratio of earnings to combined fixed charges
   and preferred stock dividends (4)              1.83             1.42            1.76
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(1)  For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3)  Preferred stock dividends are grossed up to their pretax equivalents.

(4) The 2003 ratio for the eighty-seven day period ending March 28, 2003, has been negatively impacted by $170.9 million (after-tax) of HSBC acquisition related costs incurred by Household. Excluding this item, our ratio of earnings to fixed charges would have been 1.69 percent for the eighty-seven day period ended March 28, 2003 (predecessor), and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.64 percent for the eighty-seven day period ended March 28, 2003 (predecessor). These non-GAAP financial ratios are provided for comparison of our operating trends only.